

-----------------------------------------------------------------------------------------------
SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------------------

                                                        --------------------------------
                           UNITED STATES                         OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION      --------------------------------
                      WASHINGTON, D.C. 20549            OMB Number:  3235-0145
                                                        --------------------------------
                                                        Expires: December 31, 2005
                                                        --------------------------------
                                                        Estimated average burden hours
                                                        per response . . . . . 11
                                                        --------------------------------




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Gaiam, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    3268Q103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

            Michael Weiss                                Eleazer Klein
   Prentice Capital Management, LP                  Schulte Roth & Zabel LLP
    623 Fifth Avenue, 32nd Floor                        919 Third Avenue
         New York, NY 10022                            New York, NY 10022
           (212) 756-8040                                (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

9910306.1

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP NO.      3268Q103                                    PAGE 2 OF 12 PAGES
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       3,376,814
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,376,814
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,376,814
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            27.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP NO.      3268Q103                                    PAGE 3 OF 12 PAGES
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                8,705
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       3,379,814
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                8,705
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,379,814
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,388,519
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            27.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 4 of 12 Pages


     This  Schedule  13D is  being  filed by  Prentice  Capital  Management,  LP
("PRENTICE CAPITAL MANAGEMENT") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, the "REPORTING PERSONS"), and relates to the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A.

     Prentice Capital Management serves as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

     Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13D. Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D not personally owned by him.

ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share, of the Company, acquired by private investment funds and managed accounts managed by Prentice Capital Management and Mr. Zimmerman. The Company's principal executive office is located at 360 Interlocken Boulevard, Broomfield, Colorado 80021.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

     (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) Each of Prentice Capital Management and Mr. Zimmerman is primarily engaged in the business of investing securities. The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manage investments for certain entities in managed accounts. The principal business of Mr. Zimmerman is to act as the Managing

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 5 of 12 Pages


Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management and (ii) Prentice Capital GP, LLC, the general partner of certain investment funds.

     (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     3,376,814 of the Shares reported in this Schedule 13D were acquired by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. The aggregate purchase price for the 3,376,814 Shares was approximately $21,743,900.30. Prentice Capital Management does not directly own any Shares. Mr. Zimmerman personally owns 8,705 Shares and has voting and dispositive authority over 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. The source of funds for the purchase the Shares reported in this
Schedule 13D was (a) with respect to the private investment funds and managed accounts, the working capital of such investment funds, (b) with respect to one of the managed accounts, pursuant to margin accounts in the regular course of business, (c) with respect to Mr. Zimmerman's shares, personal funds and (d) with respect to the shares held by The Michael & Holly Zimmerman Family Foundation Inc., the working capital of the foundation.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

     The investment funds and managed accounts for which Prentice Capital Management serves as investment manager entered into an amended and restated stock purchase agreement with the Company as of June 16, 2005 (the "Purchase Agreement"), pursuant to which the Company agreed to issue and sell to the investment funds and managed accounts up to an aggregate of 2,821,317 Shares; provided, however, that the Company had the option, at any time prior to 9:00 a.m. New York City time on July 1, 2005, to elect to reduce the aggregate number of shares of Common Stock to be sold to the investment funds and managed accounts to

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 6 of 12 Pages


1,000,000 shares of Common Stock. The Company informed the Reporting Persons on June 30, 2005, that it will not elect to reduce the aggregate number of shares of Common Stock to be sold to the investment funds and managed accounts. The Reporting Persons had previously filed their benfeficial ownership on Schedule 13G, however, because the Company will not reduce the aggregate number of shares of Common Stock to be sold to the investment funds and managed accounts, the Reporting Persons may be deemed to beneficially own more than 20% of the outstanding Shares and therefore are required to file on Schedule 13D.

     The above description of the transaction is only a summary and is qualified in its entirety by reference to the Purchase Agreement, which is incorporated into this Schedule 13D by reference to Exhibit 2 of the Schedule 13G filed on June 17, 2005.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     (a) Prentice Management may be deemed to beneficially own, in the aggregate, 3,376,814 Shares, representing approximately 27.6% of the Company's outstanding Class A Common Stock (based upon the 9,420,118 Shares stated to be outstanding by the Company as of May 3, 2005, in the Company's Form 10-Q for the period ending on March 31, 2005, filed with the Securities and Exchange Commission on May 5, 2005 and the 2,821,317 Shares to be issued pursuant to the Purchase Agreement). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 3,388,519 Shares representing approximately 27.7% of the Company's outstanding Class A Common Stock.

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,376,814 Shares. Mr. Zimmerman also has shared voting power with respect to the 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. and has sole voting power with respect to 8,705 Shares that he personally owns.

     (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities within 60 days preceding the filing of this Schedule 13D. On May 2, 2005, the investment funds and certain managed accounts obtained Shares by purchase from entities affiliated with S.A.C. Capital Management, LLC ("SAC") at market prices and Prentice Capital Management assumed control over Shares in a managed account for SAC. The Shares acquired on June 16, 2005, were acquired pursuant to the Purchase Agreement.

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 7 of 12 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     As described in Item 4 above, the investment funds and managed accounts for which Prentice Capital Management serves as investment manager entered into an amended and restated stock purchase agreement with the Company as of June 16, 2005, which is attached hereto as Exhibit C.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Joint Filing Agreement dated July 8, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

Exhibit C - Class A Stock Purchase Agreement (see Exhibit 2 of the Schedule 13G filed on June 17, 2005).

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 8 of 12 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:     /s/ Michael Weiss
     --------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




   /s/ Michael Zimmerman
-------------------------------------
Michael Zimmerman

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 9 of 12 Pages


                                  EXHIBIT INDEX

Exhibit A -- Joint Filing Agreement dated June 29, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

Exhibit C - Class A Stock Purchase Agreement (see Exhibit 2 of the Schedule 13G filed on June 17, 2005)

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 10 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 8, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:     /s/ Michael Weiss
     --------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




   /s/ Michael Zimmerman
-------------------------------------
Michael Zimmerman

CUSIP No. 3268Q103                 SCHEDULE 13D            Page 11 of 12 Pages


                                    EXHIBIT B

                              LIST OF TRANSACTIONS





               Name                    Date        Number of Shares      Price Per Share
                                                  Purchased/ (Sold)

Prentice Capital Offshore, Ltd.      05/02/05           92,521                $5.47

Prentice Capital Offshore, Ltd.      06/16/05          377,473                $6.63

Prentice Capital Partners QP, LP     05/02/05           27,564                $5.47

Prentice Capital Partners QP, LP     06/16/05          114,166                $6.63

Prentice Capital Partners, LP        05/02/05           5,641                 $5.47

Prentice Capital Partners, LP        06/16/05           22,962                $6.63

Managed Accounts                     05/02/05           27,023                $5.47

Managed Accounts                     05/02/05          152,748                $5.47

Managed Accounts                     05/02/05          250,000                $5.47

Managed Accounts                     06/16/05          110,399                $6.63

Managed Accounts                     06/16/05          375,000                $6.63


CUSIP No. 3268Q103                 SCHEDULE 13D            Page 12 of 12 Pages

                                    EXHIBIT C

                        CLASS A STOCK PURCHASE AGREEMENT


See Exhibit 2 of the Schedule 13G filed on June 17, 2005.